EXHIBIT 99.1

Chief Executive Officer

The Board of Golar LNG has today received a resignation notice from its CEO Iain Ross. The contractual termination period is 6 months however the final duration can be prolonged or reduced upon mutual agreement.

Golar LNG is currently in the final stages of closing the announced sale of its 50% interest in Hygo Energy Transition Limited (“Hygo”) and 32% interest in Golar LNG Partners LP (“GMLP”) to New Fortress Energy Inc. (“NFE”) for a total enterprise value consideration for the two companies of approximately USD 5 billion. The NFE transactions will simplify the Golar group structure, crystalize underlying value and strengthen the balance sheet. The majority of the closing conditions have been completed, including prepayment notices issued to several of GMLPs lenders. Closing of the transactions is expected shortly.

The Board of Golar LNG will immediately start the process to recruit Mr. Ross’s successor.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include statements relating to the proposed Hygo and GMLP transactions, the expected benefits of the transactions, the timing of the closings thereof the application of proceeds therefrom and other statements that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

Specific factors that could cause actual results to differ from those in the forward-looking statements include, but are not limited to: (i) changes in federal, state, local and foreign laws or regulations to which NFE, Hygo or GMLP is subject; (ii) the risk that the proposed Hygo and GMLP transactions may not be completed in a timely manner or at all; (iii) the possibility that any or all of the various conditions to the consummation of the Hygo and GMLP transactions may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); and (iv) other risk factors identified herein or from time to time in Golar LNG’s periodic filings with the SEC. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of Golar LNG’s forward-looking statements. Other known or unpredictable factors could also have material adverse effects on future results.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
April 12, 2021
Enquiries:
Golar Management Limited: + 44 207 063 7900
Stuart Buchanan - Head of Investor Relations